U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        TIZABI                       JACQUES
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        (Last)                       (First)              (Middle)

        C/O POLLUTION RESEARCH AND CONTROL CORP.
        9300 WILSHIRE BLVD., SUITE 308
--------------------------------------------------------------------------------
                                    (Street)

        BEVERLY HILLS                  CA                   90212
--------------------------------------------------------------------------------
        (City)                       (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

        10/01/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

        POLLUTION RESEARCH AND CONTROL CORP. (NASDAQ-SC: PRCC)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                PRESIDENT AND CHIEF EXECUTIVE OFFICER
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

        2/11/02
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                            1,800                       D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK WARRANTS    IMMED.     (1)             COMMON STOCK           189,900         (1)             I           BY ASTOR
(RIGHT TO BUY)                                                                                                         CAPITAL, INC.
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK WARRANTS    IMMED.     7/17/05         COMMON STOCK             6,000         $2.29           I           BY JRT
(RIGHT TO BUY)                                                                                                         HOLDINGS,
                                                                                                                       INC.
------------------------------------------------------------------------------------------------------------------------------------
9% CONVERTIBLE           IMMED.     (2)             COMMON STOCK           $20,000         (2)             I           BY JRT
DEBENTURES                                                                                                             HOLDINGS,
                                                                                                                       INC.
====================================================================================================================================

Explanation of Responses:

(1) Represents: 30,000 common stock warrants expiring on 6/1/02 at an exercise price of $1.50 per share; 18,000 common stock warrants expiring on 9/1/02 at an exercise price of $2.25 per share; 20,000 common stock warrants expiring on 2/23/03 at an exercise price of $2.25 per share; 100,000 common stock warrants expiring on 6/6/03 at an exercise price of $5.00 per share; and 21,900 common stock warrants expiring on 7/17/05 at an exercise price of $2.29 per share.

(2) Conversion price is the lesser of (i) $2.10 or (ii) 80% of the lowest closing bid price of the common stock for the five trading days immediately preceding the date of conversion. The debenture may be converted until such time as the principal amounts and interest are paid off.



        /S/ JACQUES TIZABI                                 FEBRUARY 20, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print or Type Responses)

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